Lavoro Limited

Unaudited Interim Condensed Consolidated
Financial Statements
March 31, 2024

Content

Interim condensed consolidated statement of financial As of March 31, 2024 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	March 31, 2024	June 30, 2023

Assets
Current assets
Cash equivalents	4	394,365	564,294
Restricted cash	19	150,339	—
Trade receivables	5	5,405,117	2,667,057
Inventories	8	1,958,197	1,868,204
Taxes recoverable	9	67,105	57,001
Derivative financial instruments	7	56,650	40,410
Commodity forward contracts	10	136,866	114,861
Advances to suppliers		147,107	192,119
Other assets		92,712	32,701
Total current assets		8,408,458	5,536,646

Non-current assets
Restricted cash	19	—	139,202
Trade receivables	5	133,680	41,483
Other assets		5,714	8,390
Commodity forward contracts	10	4,000
Judicial deposits		10,166	8,820
Right-of-use assets	11	205,663	173,679
Taxes recoverable	9	361,772	282,903
Deferred tax assets	20	410,991	329,082
Investments		6,083	—
Property, plant and equipment	12	225,764	196,588
Intangible assets	13	980,432	807,192
Total non-current assets		2,344,265	1,987,339

Total assets		10,752,723	7,523,984
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial As of March 31, 2024 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	March 31, 2024	June 30, 2023

Liabilities
Current liabilities
Trade payables	14	5,554,838	2,575,701
Trade payables – Supplier finance	14(c)	-	26,157
Lease liabilities	11	96,394	85,865
Borrowings	15	1,280,083	922,636
Agribusiness Receivables Certificates	16	1,101	—
Obligations to FIAGRO quota holders		175,168	150,018
Payables for the acquisition of subsidiaries	17	214,109	221,509
Derivative financial instruments	7	65,039	44,008
Commodity forward contracts	10	128,658	207,067
Salaries and social charges		175,238	223,376
Taxes payable		43,507	37,105
Dividends payable		1,804	1,619
Warrant liabilities	19	25,956	36,446
Liability for FPA Shares	19	150,339	—
Advances from customers	22	399,761	488,578
Other liabilities		48,550	34,388
Total current liabilities		8,360,545	5,054,473

Non-current liabilities
Trade payables	14	7,219	2,547
Lease liabilities	11	121,315	98,554
Borrowings	15	43,693	42,839
Agribusiness Receivables Certificates	16	402,648	—
Commodity forward contracts	10	140	—
Payables for the acquisition of subsidiaries	17	23,408	53,700
Provision for contingencies	21	14,040	8,845
Liability for FPA Shares	19	—	139,133
Other liabilities		587	223
Taxes payable		795	963
Deferred tax liabilities	20	17,571	12,351
Total non-current liabilities		631,416	359,155

Equity	24
Share Capital		591	591
Additional Paid-in Capital		2,116,908	2,134,339
Capital reserve		27,987	14,533
Other comprehensive loss		(3,174)	(28,634)
Accumulated losses		(635,145)	(260,710)

Interim condensed consolidated statement of financial As of March 31, 2024 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Equity attributable to shareholders of the Parent Company	1,507,167	1,860,119
Non-controlling interests	253,595	250,238
Total equity	1,760,762	2,110,357

Total liabilities and equity	10,752,723	7,523,984
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of profit or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Three-month period ended March 31,		Nine-month period ended March 31,
		2024	2023	2024	2023

Revenue	25	2,545,824	2,526,155	7,977,682	8,032,330
Cost of goods sold	26	(2,247,938)	(2,152,758)	(6,875,929)	(6,533,610)

Gross profit		297,886	373,397	1,101,753	1,498,720

Operating expenses
Sales, general and administrative expenses	26	(349,226)	(303,900)	(1,049,584)	(912,221)
Other operating (expenses) income, net	28	1,993	(332,235)	23,905	(300,525)
Share of profit of an associate		2,509		756

Operating profit (loss)		(46,838)	(262,738)	76,830	285,974

Finance Income (costs)
Finance income	27	124,510	96,903	321,808	256,786
Finance costs	27	(317,255)	(251,850)	(831,322)	(717,335)
Other financial income (costs)	27	(53,455)	2,441	(50,335)	(17,751)

Loss before income taxes		(293,038)	(415,244)	(483,019)	(192,326)

Income taxes
Current	20	(8,307)	(3,618)	23,642	(17,921)
Deferred	20	(19,596)	32,864	76,620	88,138

Loss for the period		(320,941)	(385,998)	(382,757)	(122,109)

Attributable to:
Equity holders of the parent		(292,887)	(387,547)	(374,435)	(178,237)
Non-controlling interests		(28,054)	1,549	(8,322)	56,128

Loss per share

Interim condensed consolidated statement of profit or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Three-month period ended March 31,		Nine-month period ended March 31,
		2024	2023	2024	2023
Basic, profit (loss) for the period attributable to net investment of the parent/ equity holders of the parent	24	(2.58)	(3.41)	(3.30)	(1.57)
Diluted, profit (loss) for the period attributable to net investment of the parent/ equity holders of the parent	24	(2.58)	(3.41)	(3.30)	(1.57)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim consolidated statement of comprehensive income or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Three-month period ended March 31,		Nine-month period ended March 31,
	2024	2023	2024	2023

Profit (loss) for the period	(320,941)	(385,998)	(382,757)	(122,109)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	8,730	6,299	26,070	(22,212)

Total comprehensive income (loss) for the period	(312,211)	(379,699)	(356,687)	(144,321)

Attributable to:
Net investment of the parent/ equity holders of the parent	(284,601)	(382,278)	(348,975)	(200,472)
Non-controlling interests	(27,610)	2,579	(7,712)	56,151
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity For the nine-month period ended March 31, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Net investment of the Parent	Share Capital	Additional Paid-in Capital	Capital reserve	Accumulated losses	Other comprehensive loss	Total	Non-controlling interest	Total Equity/ Net Investment

At June 30, 2022		1,451,647	—	—	—	—	—	1,451,647	218,080	1,669,727

Capital contributions		60,880	—	—	—	—	—	60,880	—	60,880
Acquisition of non-controlling interests		(51,324)	—	—	—	—	—	(51,324)	(36,176)	(87,500)
Non-controlling dilution on capital contributions		(7,475)	—	—	—	—	—	(7,475)	7,475	—
Dividends paid		—	—	—	—	—	—	—	(3,485)	(3,485)
Acquisition of subsidiaries		8,809	—	—	—	—	—	8,809	9,707	18,516
Share-based payment		12,112	—	—	—	—	—	12,112	—	12,112
Profit for the period		209,310	—	—	—	—	—	209,310	54,579	263,889
Exchange differences on translation of foreign operations		(27,481)	—	—	—	—	—	(27,481)	(1,007)	(28,488)

Pre reorganization		1,656,478	—	—	—	—	—	1,656,478	249,173	1,905,651

Changes in parent company's net investment		(1,656,478)	514	1,485,135	12,112	209,310	(50,593)	—	—	—
SPAC merger transaction		—	77	670,256	—	—	—	670,333	—	670,333
Foreign currency translation differences		—	—	—	—	—	5,422	5,422	1,030	6,452
Profit (loss) for the period		—	—	—	—	(387,547)	—	(387,547)	1,549	(385,998)
Stock option plan		—	—	—	535	—	—	535	—	535

At March 31, 2023		—	591	2,155,391	12,647	(178,237)	(45,171)	1,945,221	251,752	2,196,973

At June 30, 2023		—	591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357

Exchange differences on translation of foreign operations		—	—	—	—	—	25,460	25,460	610	26,070
Share-based payment	24	—	—	—	13,454	—	—	13,454	—	13,454
Acquisition of subsidiaries	18	—	—	—	—	—	—	—	2,007	2,007
Other		—	—	(17,431)	—	—	—	(17,431)	9,062	(8,369)

Interim condensed consolidated statement of changes in equity For the nine-month period ended March 31, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Loss for the period	—	—	—	—	(374,435)	—	(374,435)	(8,322)	(382,757)

At March 31, 2024	—	591	2,116,908	27,987	(635,145)	(3,174)	1,507,167	253,595	1,760,762
The accompanying notes are an integral part of the interim consolidated financial statements.

Interim condensed consolidated statement of cash flows For the nine-month period ended March 31, 2024 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	March 31, 2024	March 31, 2023

Operating activities:
Loss before income taxes		(483,017)	(192,327)
Adjustments to reconcile profit (loss) for the period to net cash flow:
Allowance for expected credit losses	26	118,732	39,442
Listing expense		—	319,554
Foreign exchange differences	27	(678)	17,988
Accrued interest expenses	27	235,211	246,221
Interest arising from revenue contracts	27	(275,607)	(229,681)
Accrued interest on trade payables	27	517,806	435,931
Loss (gain) on derivatives	27	(7,623)	(68,278)
Interest from tax benefits	27	(17,736)	(11,437)
Fair value on commodity forward contracts	27	69,125	80,964
Gain on changes in fair value of warrants	19	(10,491)	(7,744)
Amortization of intangibles	26	53,018	52,921
Amortization of right-of-use assets	26	64,669	38,160
Depreciation	26	14,985	12,512
Losses and damages of inventories	26	4,149	11,061
Provisions for contingencies		5,044	6,890
Share-based payment	24	13,454	12,647
Share of profit of an associate		(756)	—
Others		(3,163)	26,286

Changes in operating assets and liabilities:
Assets
Trade receivables		(2,900,443)	(2,592,910)
Inventories		(1,043)	(200,666)
Advances to suppliers		52,348	161,193
Derivative financial instruments		12,413	(8,085)
Taxes recoverable		(68,772)	(115,664)
Other receivables		(236,461)	(77,216)
Liabilities
Trade payables		2,867,788	1,764,935
Advances from customers		(93,591)	(38,834)
Salaries and social charges		(52,624)	27,809
Taxes payable		18,208	41,250

Interim condensed consolidated statement of cash flows For the nine-month period ended March 31, 2024 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Other payables		53,168	14,204

Interest paid on borrowings and FIAGRO quota holders		(195,546)	(76,159)
Interest paid on acquisitions of subsidiary		(8,408)	(3,258)
Interest paid on trade payables and lease liabilities		(574,451)	(151,026)
Interest received from revenue contracts		291,082	94,131
Income taxes paid/received		14,595	(28,173)

Net cash flows used in operating activities		(524,615)	(397,359)

Investing activities:
Acquisition of subsidiary, net of cash acquired		(198,637)	(121,410)
Additions to property, plant and equipment and intangible assets		(73,458)	(52,540)
Proceeds from the sale of property, plant and equipment		3,537	1,289
Net cash flows used in investing activities		(268,558)	(172,661)

Financing activities:
Proceeds from borrowings	15	1,900,726	1,142,491
Repayment of borrowings	15	(1,618,396)	(624,453)
Proceeds from Agribusiness Receivables Certificates, net of transaction cost	16	402,648	—
Payment of principal portion of lease liabilities	11	(63,633)	(36,262)
Proceeds from FIAGRO quota holders, net of transaction costs	16	137,496	147,119
Repayment of FIAGRO quota holders	16	(109,350)	—
Trade payables – Supplier finance	14(c)	(26,157)	4,918
Acquisition of non-controlling interests		(52)	(87,500)
Dividend payments (i)		(8,667)	(3,485)
Proceeds from SPAC Merger		—	463,909
Capital contributions		—	60,880

Net cash flows provided by financing activities		614,615	1,067,617

Net increase in cash equivalents		(178,558)	497,597
Net foreign exchange difference		8,629	(12,924)

Cash equivalents at beginning of the period		564,294	254,413

Cash equivalents at end of the period		394,365	739,085

Interim condensed consolidated statement of cash flows For the nine-month period ended March 31, 2024 (In thousands of Brazilian reais - R$, except if otherwise indicated)

(i) Dividend payments made to non-controlling shareholders from acquired subsidiaries.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
1.Background information
Lavoro Limited is a Cayman Island exempted company incorporated on August 22, 2022.
Lavoro Limited is a public company listed with the US Securities and Exchange Commission (“SEC”) and its shares are traded on Nasdaq Global Select Market under ticker symbol “LVRO”.
Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an agricultural input trading company in Uruguay. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support.
As of March 31, 2024, the Group is controlled by investment funds managed by Patria Investments Limited (“Patria”), a global alternative asset manager with shares listed on NASDAQ.

Seasonality
Agribusiness is subject to seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantially seasonal.
The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically stronger between October and December, with a second period of strong demand between January and March. The seasonality of agricultural inputs results in our sales volumes and net sales typically being the highest during the period between September to February and our working capital and total debt requirements typically being the highest just after the end of this period.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
2.Significant accounting policies
(a)Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements for the nine-month period ended March 31, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of June 30, 2023.
These interim condensed consolidated financial statements as of March 31, 2024 and for the nine-month period ended March 31, 2024 and 2023 were authorized for issuance by the Board of Directors on June 03, 2024.
(b)New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of the Group’s annual consolidated financial statements for the year ended June 30, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments applicable for the first time in 2024 and 2023 do not have an impact on the interim consolidated financial statements of the Group.
(c)Basis of combination/consolidation procedures
All unrealized intra-group and intercompany balances, transactions, gains and losses relating to transactions between group companies were eliminated in full.
The interim condensed consolidated financial statements include the following subsidiaries of Lavoro Limited:

Equity interest
Name	Core activities	Location	March 31, 2024	June 30, 2023
Corporate:

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Lavoro Agro Limited	Holding	George Town – Cayman Island	100%	100%
Lavoro America Inc.	Holding	California - USA	100%	100%
Lavoro Merger Sub II Limited	Holding	George Town – Cayman Island	100%	100%
Lavoro Agro Cayman II	Holding	George Town – Cayman Island	100%	100%
Lavoro Latam SL	Holding	Madrid - Spain	100%	100%
Lavoro Uruguay S.A. (formerly Malinas SA)	Holding	Montevideu – Uruguay	100%	100%
Lavoro Brazil:
Lavoro Agro Holding S.A.	Holding	São Paulo – Brazil	100%	100%
Lavoro Agrocomercial S.A. (ii)	Distributor of agricultural inputs	Rondonópolis – Brazil	97.43%	97.42%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A. (ii)	Distributor of agricultural inputs	Sinop – Brazil	97.43%	97.42%
PCO Comércio, Importação, Exportação e Agropecuária Ltda. (ii)	Distributor of agricultural inputs	Campo Verde – Brazil	97.43%	97.42%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS) (ii)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.11%
Produtiva Agronegócios Comércio e Representação Ltda.	Distributor of agricultural inputs	Paracatu – Brazil	87.40%	87.40%
Facirolli Comércio e Representação S.A. (Agrozap)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%-	62.61%
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda. (ii)	Distributor of agricultural inputs	Campo Verde – Brazil	97.43%	97.42%
Central Agrícola Rural Distribuidora de Defensivos Ltda. (ii)	Distributor of agricultural inputs	Vilhena – Brazil	97.43%	97.42%
Distribuidora Pitangueiras de Produtos Agropecuários S.A. (ii)	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.60%	93.11%
Produtec Comércio e Representações S.A.	Distributor of agricultural inputs	Cristalina – Brazil	87.40%	87.40%
Qualiciclo Agrícola S.A. (ii)	Distributor of agricultural inputs	Limeira – Brazil	72.17%	66.75%
Desempar Participações Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%
Denorpi Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%
Deragro Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%
Desempar Tecnologia Ltda. (ii)	Holding	Palmeira – Brazil	93.60%	93.11%
Futuragro Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Plenafértil Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%
Realce Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%
Cultivar Agrícola Comércio, Importação e Exportação S.A. (ii)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.11%
Nova Geração Comércio e Produtos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Pinhalzinho – Brazil	72.17%	66.75%
Floema Soluções Nutricionais de Cultivos Ltda.	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%
Casa Trevo Participações S.A. (ii)	Holding	Nova Prata – Brazil	79.56%	79.14%
Casa Trevo Comercial Agrícola Ltda. (ii)	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.14%
CATR Comercial AgrícolaLtda. (ii)	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.14%
Sollo Sul Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.11%
Dissul Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.11%
Referência Agroinsumos Ltda. (i) (ii)	Distributor of agricultural inputs	Dom Pedrito - Brazil	65.52%	—%
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais	FIAGRO	São Paulo – Brazil	5.00%	5.00%
CORAM - Comércio e Representações Agrícolas Ltda. (i) (ii)	Distributor of agricultural inputs	São Paulo – Brazil	72.17%	—%
Lavoro Colômbia:
Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.90%	94.90%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%
Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	94.90%	94.90%
Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%
Cenagral S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%
Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Provecampo S.A.S.	Distributor of agricultural inputs	Envigado – Colombia	94.90%	94.90%

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100.00%	100.00%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100.00%	100.00%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100.00%	100.00%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73.00%	73.00%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	65.13%	65.13%
Cromo Indústria Química LTDA.	Private label products	Estrela - Brasil	70.00%	70.00%
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	100.00%	100.00%
(i)See note 18 of Acquisitions of subsidiaries.
(ii)Variations in equity interests are a result of capital contributions made between subsidiaries.
Additionally, the interim condensed consolidated financial statements include the following non-consolidated affiliate company:

		Equity interest
Name	Core activities	Location	March 31, 2024	June 30, 2023
Gestão e Transformação Consultoria S.A.	Consulting	São Paulo – Brazil	40%	40%

(d)Statement of cash flows

In 2024, cash outflows related to acquisitions of non-controlling interests are classified under net cash flows provided by financing activities. In 2023, this amount was classified under net cash flows used in investing activities.

While the effect of the change in classification of that cash flows from investing to financing is not material, management has retrospectively revised those periods for comparison purposes.

The retrospective changes in the comparative period can be summarized as follows:

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Originally presented	Effects of Change in classification	After change in classification
Acquisition of subsidiary, net of cash acquired	(87,500)	87,500	—
Net cash flows used in investing activities	(226,220)	87,500	(138,720)
Acquisition of non-controlling interests	—	(87,500)	(87,500)
Net cash flows provided by financing activities	1,042,878	(87,500)	955,378

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
3.Segment information
(a)Reportable segments by management

The chief operating decision-maker of the Group (the “CODM”) is the board of directors which is responsible for allocating resources among operating segments and assessing their performance and making strategic decisions.

The determination of the reportable segments is based on internal reports reviewed by the CODM, which include considerations in relation to risks and returns, organizational structure, etc. Certain expenses across segments are allocated based on reasonable allocation criteria, such as revenues or historical trends.
The Group’s reportable segments are the following:
•Brazil Cluster: comprising companies located in Brazil that sell agricultural inputs;
•LATAM Cluster: comprising companies located in Colombia that sell agricultural inputs;
•Crop Care Cluster: comprising companies that produce and import their own portfolio of proprietary products including off-patent crop protection and specialty products (e.g., biologicals and specialty fertilizers).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Financial information by segment
Segment assets and liabilities as of March 31, 2024:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	318,823	20,566	43,698	383,087	11,278	-	394,365
Trade receivables	4,800,040	375,173	654,034	5,829,247	-	(290,451)	5,538,796
Inventories	1,670,440	219,865	133,076	2,023,381	-	(65,184)	1,958,197
Advances to suppliers	140,018	1,442	5,647	147,107	-	—	147,107

Total assets	9,113,076	759,540	1,068,183	10,940,799	1,684,107	(1,872,183)	10,752,723

Certain liabilities
Trade payables	5,360,494	294,680	207,999	5,863,173	455	(301,571)	5,562,057
Borrowings	879,712	121,084	311,860	1,312,656	-	11,120	1,323,776
Advances from customers	396,954	1,092	1,715	399,761	-	—	399,761

Total liabilities and equity	9,113,076	759,540	1,068,183	10,940,799	1,684,107	(1,872,183)	10,752,723
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil segment.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the three-month period ended March 31, 2024:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	2,227,787	250,120	109,472	2,587,379	-	(41,556)	2,545,823
Cost of goods sold	(2,012,378)	(214,048)	(64,320)	(2,290,746)	-	42,807	(2,247,939)
Sales, general and administrative expenses (iii)	(262,608)	(35,804)	(43,579)	(341,991)	(7,235)	-	(349,226)
Share of profit of an associate	4,399	-	(669)	3,730	(296,194)	294,973	2,509
Other operating income, net	(55)	(1,396)	4,135	2,684	(691)	-	1,993
Financial (costs) income	(231,752)	(7,281)	(18,522)	(257,555)	11,357	-	(246,198)
Income taxes	(22,602)	1,339	(6,215)	(27,478)	-	(425)	(27,903)

Profit (loss) for the period	(297,209)	(7,070)	(19,698)	(323,977)	(292,763)	295,799	(320,941)

Depreciation and amortization	(42,976)	(2,763)	(2,666)	(48,405)	-	-	(48,405)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses and Cost of goods sold includes depreciation and amortization.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the nine-month period ended March 31, 2024:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	6,865,611	850,623	645,276	8,361,510	-	(383,829)	7,977,681
Cost of goods sold	(6,110,697)	(720,629)	(396,858)	(7,228,184)	-	352,254	(6,875,930)
Sales, general and administrative expenses(iii)	(782,047)	(95,861)	(157,386)	(1,035,294)	(14,290)	-	(1,049,584)
Share of profit of an associate	109	-	1,242	1,351	(345,376)	344,781	756
Other operating income (expenses), net	39,731	(2,453)	7,739	45,017	(21,112)	-	23,905
Financial (costs) income	(517,346)	(17,101)	(41,686)	(576,133)	16,286	-	(559,847)
Income taxes	107,837	(7,590)	(10,721)	89,526	-	10,736	100,262

Profit (loss) for the period	(396,802)	6,989	47,606	(342,207)	(364,492)	323,942	(382,757)

Depreciation and amortization	(109,133)	(8,327)	(15,941)	(133,401)	-	-	(133,401)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include depreciation and amortization.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Segment assets and liabilities as of June 30, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	207,744	22,003	95,585	325,332	238,962	-	564,294
Trade receivables	2,194,853	343,745	242,391	2,780,989	-	(72,449)	2,708,540
Inventories	1,547,384	202,239	151,289	1,900,912	-	(32,708)	1,868,204
Advances to suppliers	176,831	2,266	13,088	192,185	-	(66)	192,119

Total assets	5,926,380	683,894	680,294	7,290,568	449,779	(216,363)	7,523,984

Certain liabilities
Trade payables	2,304,043	309,828	46,506	2,660,377	455	(56,427)	2,604,405
Borrowings	824,868	71,562	69,045	965,475	-	-	965,475
Advances from customers	478,313	7,020	3,245	488,578	-	-	488,578

Total liabilities and equity	5,926,380	683,894	680,294	7,290,568	449,779	(216,361)	7,523,984
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil Segment.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the three-month period ended March 31, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Combined
Revenue	2,215,040	250,573	88,567	2,554,180	-	(28,025)	2,526,155
Cost of goods sold	(1,946,973)	(211,055)	(47,153)	(2,205,181)	-	52,423	(2,152,758)
Sales, general and administrative expenses (iii)	(228,321)	(30,384)	(44,795)	(303,500)	(400)	-	(303,900)
Other operating income, net	(14,500)	469	2,872	(11,159)	(321,076)	-	(332,235)
Financial (costs) income	(135,825)	(3,958)	(10,082)	(149,865)	(2,641)	-	(152,506)
Income taxes	40,360	(2,360)	(463)	37,537	-	(8,291)	29,246

Profit for the period	(70,219)	3,285	(11,054)	(77,988)	(324,117)	16,107	(385,998)

Depreciation and amortization	(38,798)	(2,074)	(2,900)	(43,772)	-		(43,772)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include depreciation and amortization.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the nine-month period ended March 31, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	6,852,875	900,190	580,076	8,333,141	-	(300,811)	8,032,330
Cost of goods sold	(5,697,199)	(750,189)	(339,191)	(6,786,579)	-	252,969	(6,533,610)
Sales, general and administrative expenses(iii)	(714,839)	(84,940)	(112,042)	(911,821)	(400)	-	(912,221)
Other operating income (expenses), net	20,619	(2,597)	2,529	20,551	(321,076)	-	(300,525)
Financial (costs) income	(443,528)	(11,318)	(20,813)	(475,659)	(2,641)	-	(478,300)
Income taxes	104,176	(18,778)	(31,447)	53,951	-	16,266	70,217

Profit (loss) for the period	122,104	32,368	79,112	233,584	(324,117)	(31,576)	(122,109)

Depreciation and amortization	(108,813)	(8,316)	(9,064)	(126,193)	—		(126,193)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include depreciation and amortization.
Revenues from external customers for each product and service are disclosed in Note 25. Further breakdown in relation to products and services provided by the Group is not available and such information cannot be produced without unreasonable effort.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
4.Cash equivalents

	Annual yield	March, 31 2024	June, 30 2023

Cash equivalents (R$)	88% to 110% CDI (i)	362,521	304,292
Cash equivalents (COP)	12.49% DTF(ii)	20,566	22,003
Cash equivalents (US$)	3.82% a year(iii)	11,278	237,999

Total cash equivalents		394,365	564,294
(i)Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").
(ii)Colombian investment rate, which is an average of interbank and corporate finance ("DTF").
(iii)Average annualized yield obtained in the last year from overseas bank accounts.
5.Trade receivables

	March, 31 2024	June, 30 2023

Trade receivables (Brazil)	5,428,200	2,525,845
Trade receivables (Colombia)	409,929	370,767
(-) Allowance for expected credit losses	(299,332)	(188,072)

Total	5,538,797	2,708,540

Current	5,405,117	2,667,057
Non-current	133,680	41,483
The average effective interest rate used to discount trade receivables for the three and nine -month period ended March 31, 2024 was 0.96% per month (0.96% as of June 30, 2023). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.
As of March 31, 2024, the Group also transferred trade receivables to the FIAGRO (Agro-industrial Supply Chain Investment Fund), a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables, in the amount of R$178,841 (R$167,278 in June 30, 2023).

As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded as obligations to FIAGRO quota holders.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Allowance for expected credit losses:

	March, 31 2024	March, 31 2023

Opening balance as of June	(188,072)	(151,114)
Increase in allowance	(118,732)	(39,866)
Allowance for credit losses from acquisitions	(15,314)	(761)
Trade receivables write-off	25,354	11,839
Exchange rate translation adjustment	(2,568)	3,043

Ending balance (i)	(299,332)	(176,859)
(i)The credit risk of the Group is described in note 7.b.
The aging analysis of trade receivables is as follow:

	March, 31 2024	June, 30 2023

Not past due	5,042,969	2,089,543

Overdue
1 to 60 days	215,392	169,556
61 to 180 days	80,284	359,958
181 to 365 days	267,817	90,734
Over 365 days	231,667	186,821
Allowance for expected credit losses	(299,332)	(188,072)

	5,538,797	2,708,540

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
6.Financial instruments
The Group’s financial instruments were classified according to the following categories:

	March, 31 2024
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	5,538,797
Commodity forward contracts		140,866
Derivative financial instruments		56,650
Restricted cash	150,339

Total	5,689,136	197,516

Liabilities:
Trade payables	5,562,057
Lease liabilities	217,709
Borrowings	1,323,776
Agribusiness Receivables Certificates	403,749
Obligations to FIAGRO quota holders	175,168
Payables for the acquisition of subsidiaries	237,517
Derivative financial instruments		65,039
Salaries and social charges	175,238
Commodity forward contracts		128,798
Dividends payable	1,804
Warrant liabilities		25,956
Liability for FPA Shares	150,339

Total	8,247,357	219,793

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June, 30 2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	2,708,540	-
Commodity forward contracts	-	114,861
Derivative financial instruments	-	40,410
Restricted cash	139,202	-

Total	2,847,742	155,271

Liabilities:
Trade payables	2,578,248	-
Lease liabilities	184,419	-
Borrowings	965,475	-
Obligations to FIAGRO quota holders	150,018	-
Payables for the acquisition of subsidiaries	275,209	-
Derivative financial instruments	-	44,008
Salaries and social charges	223,376	-
Commodity forward contracts	-	207,067
Dividends payable	1,619	-
Warrant liabilities	-	36,446
Liability for FPA Shares	139,133	-

Total	4,517,497	287,521
The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.
(a)Hierarchy of fair value
The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the asset or liabilities. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:
Level 1 - Quoted prices (unadjusted) in active, liquid and visible markets, for identical assets and liabilities that are readily available at the measurement date;

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
All financial instruments accounted for at fair value are classified as level 2, except for the Warrant liability which is classified as level 1. On March 31, 2024 and June 30, 2023, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.
7.Financial and capital risk management
(a)Considerations on risk factors that may affect the business of the Group
The Group is exposed to several market risk factors that might impact its business. The Group’s board of directors is responsible for monitoring these risk factors, as well as establishing policies and procedures to address them. The Group’s risk management structure considers the size and complexity of its activities, which allows for a better understanding of how such risks could impact Group’s strategy through committees and other internal meetings.
Currently, the Group is focused on action plans relating to risks that could have a significant impact on its strategic goals, including those required by applicable regulations. To efficiently manage and mitigate these risks, its risk management structure conducts risk identification and assessments to prioritize the risks that are key to pursuing potential opportunities that may prevent value from being created or that may compromise existing value, with the possibility of impacting its results, capital, liquidity, customer relationships and/or reputation.
The Group’s risk management strategies were developed to mitigate and/or reduce the financial market risks which it is exposed to, which are as follows:
•credit risk
•liquidity risk
•capital risk
•interest rate risk
•exchange rate risk
•commodity price risk in barter transactions

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Credit risk
Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from the Group’s trade receivables. The Group maintains short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.
The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses (see Note 5).
The main strategies on credit risks management are listed below:
•creating credit approval policies and procedures for new and existing customers.
•extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.
•reviewing existing customer accounts every twelve months based on the credit limit amounts.
•evaluating customer and regional risks.
•obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.
•establishing credit approval for suppliers in case of payments in advance.
•setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument, Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile, Estimated losses on receivables are based on known troubled accounts and historical losses, Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.
•requiring minimum acceptable counterparty credit ratings from financial counterparties.
•setting limits for counterparties or credit exposure; and
•developing relationships with investment-grade counterparties.
The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers (i)	Other
AA & A	23%	Very small	80-90%	0%
B	49%	Medium	100%	30%
C & D	16%	High	100%	60%
Simplified	12%	Small farmers	N/A	N/A
(i)Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input producers,
For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.
Maximum exposure to credit risk as of March 31, 2024 and June 30, 2023:

	March 31, 2024	June 30, 2023

Trade receivables (current and non-current)	5,538,797	2,708,539
Advances to suppliers	147,107	192,119

	5,685,904	2,900,658
(c)Liquidity risk
The Group defines liquidity risk as the risk of financial losses if it is unable to comply with its payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. The Group’s approach to managing this risk is to ensure that it has sufficient cash available to settle its obligations without incurring losses or affecting the operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to manage funding requirements and liquidity in the short, medium and long term.
The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	March, 31 2024
	Up to 1 year	From 1 to 5 years	Total

Trade payables	5,750,749	7,219	5,757,968
Lease liabilities	102,298	128,746	231,044
Borrowings	1,358,489	46,369	1,404,858
Obligations to FIAGRO quota holders	185,897	-	185,897
Agribusiness Receivables Certificates	1,169	427,310	428,479
Payables for the acquisition of subsidiaries	217,364	23,766	241,130
Commodity forward contracts	130,626	142	130,768
Derivative financial instruments	66,033	-	66,033
Salaries and social charges	177,918	-	177,918
Dividends payable	1,832	-	1,832
Warrant liabilities	25,956	-	25,956
Liability for FPA Shares	150,339	—	150,339

	8,168,670	633,552	8,802,222

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June, 30 2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,765,354	2,547	2,767,901
Lease liabilities	91,419	111,304	202,723
Borrowings	982,318	48,382	1,030,700
Obligations to FIAGRO quota holders	159,722	-	159,722
Payables for the acquisition of subsidiaries	224,689	55,242	279,931
Commodity forward contracts	210,040	-	210,040
Derivative financial instruments	44,639	-	44,639
Salaries and social charges	226,583	-	226,583
Dividends payable	1,642	-	1,642
Warrant liabilities	36,446	-	36,446
Liability for FPA Shares	-	139,133	139,133

	4,742,852	356,608	5,099,460
(d)Capital risk
The Group manages its capital risk through its leverage policy to ensure its ability to continue as a going concern and to maximize the return of its stakeholders by optimizing its balances of debt and equity.
The Group's strategy is to maintain the total Group net debt up to 2 times the projected adjusted EBITDA for twelve months to be ended on June 30, 2024.
(i)Interest rate risk
Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of the Group’s borrowings and new borrowings.
The Group periodically monitors the effects of market changes in interest rates on its financial instruments portfolio. Funds raised by the Group are used to finance working capital for each crop season and are typically raised at short term conditions.
As of March 31, 2024 and June 30, 2023, the Group had no derivative financial instruments used to mitigate interest rate risks.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(i)Sensitivity analysis – exposure to interest rates
To mitigate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The Scenario 1 represents the impact on booked amounts considering the most current (April 2024) CDI Rate and IBR Rate and reflects management’s best estimates. The Scenario 2 and Scenario 3 consider an increase of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table sets forth the potential impacts on the statements of profit or loss:

	March, 31 2024
		Expense on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Floating rate borrowings in Brazil	CDI Rate (10,65%)	150,182	178,852	207,521
Floating rate borrowings in Colombia	IBR Rate (12,24%)	18,994	22,700	26,406
Floating rate Agribusiness Receivables Certificates	CDI Rate (10,65%)	57,353	68,102	78,852

		226,529	269,654	312,779
(ii)Exchange rate risk
The Group is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly related to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.
The Group’s current commercial department seeks to reduce this exposure. Its marketing department is responsible for managing pricing tables and commercial strategies to seek a natural hedge between purchases and sales and to match currency and terms to the greatest extent possible.
The Group’s corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches as to terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures, and therefore fulfill internal policy requirements. U.S. dollar exposure is managed by macro hedging through the analysis of the forecasted cash flow for the next two harvests. The Group may not have any leveraged derivative position.
The Group’s exchange rate exposure monitoring committee meets periodically across the commercial, treasury and corporate business departments. There are also

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
committees on purchase valuation and business intelligence for the main goods traded by the Group.
The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 27.
(i)Sensitivity analysis – exposure to exchange rates
To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.
The Scenario 1 below represents the impact on carrying amounts of the most current (April 2024) market rates for the U.S. dollar (R$5.1115 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. The Scenario 2 e Scenario 3 consider the appreciation of the Brazilian real against the US dollar at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table set forth the potential impacts on the statements of profit or loss:

	March 31, 2024
		Effect on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Cash equivalents in U.S. Dollars	5,1155	269	3,156	6,043
Trade receivables in U.S. Dollars	5,1155	9,677	113,415	217,154
Trade payables in U.S. Dollars	5,1155	(13,514)	(158,384)	(303,254)
Borrowings in U.S. Dollars	5,1155	(11,318)	(132,644)	(253,970)

Net impacts on commercial operations		(14,886)	(174,457)	(334,027)

Derivative financial instruments	5,1155	9,861	115,570	221,279

Total impact, net of derivatives		(5,025)	(58,887)	(112,748)
(iii)Commodity prices risk in barter transactions
In all barter transactions mentioned in Note 10, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s products into currency. The Group uses prices quoted by commodity trading

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
companies to value the grain purchase contracts from farmers, Lavoro enters into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains, at the same price of the purchased contracts with farmers. As such, the Group strategy to manage its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.
These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance of Group’s policies.
(i)Sensitivity analysis – exposure to commodity price
To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.
The “current risk” scenario below represents the impact on carrying amounts as of March 31, 2024, with assumptions described in Note 10. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
As of March 31, 2024:

	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/bag)	+25% current		+50% current

Position						Market	Impact	Market	Impact

Soybean 2024	282,462	Purchased	(43,164)	126	(9)	(11)	(10,791)	(14)	(21,582)
Soybean 2024	(369,600)	Sold	(3,815)	110	1	1	(954)	1	(1,907)
Corn 2024	169,468	Purchased	3,366	46	1	1	841	2	1,683
Corn 2024	(96,668)	Sold	(12,346)	39	8	10	(3,087)	11	(6,173)
Soybean 2025	251,536	Purchased	88,518	103	21	26	22,130	32	44,259
Soybean 2025	(52,609)	Sold	(20,549)	101	23	29	(5,137)	35	(10,274)
Net exposure on grain contracts	184,589	Net purchased	12,010				3,002		6,006

Soybean 2024	(7,905)	Sold on derivatives	(175)	130	131	164	(44)	197	(87)
Corn 2024	(5,574)	Sold on derivatives	9,394	63	61	77	2,349	92	4,697
Soybean 2025	(251,356)	Sold on derivatives	(5,554)	135	136	171	(1,389)	205	(2,777)
Net exposure on derivatives	(264,835)		3,665				916		1,833

Net exposure (i)	(80,246)		15,675				3,918		7,839

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(i) Exposure regarding the purchase contracts that will not be settled with the delivery of the grains and the Company remains with the sold contract obligation.
(iv)Derivative financial investments
The Group is exposed to market risks mainly related to fluctuations in exchange rates and commodity prices. The Group maintains operations with financial instruments of protection to mitigate exposure to these risks. The Group has been implementing and improving the internal controls to identify and measure the effects of transactions with trading companies and with financial institutions, so that such transactions are captured, recognized and disclosed in the consolidated financial statements. The Group does not carry out investments of a nature speculative in derivatives or any other risk assets. Trading derivatives are classified as current assets or liabilities.

	March 31, 2024	June 30, 2023

Options (put/call of commodities)	(132)	(513)
Forwards (R$/US$) (i)	3,611	8,837
Swap (R$/US$)	(11,867)	(11,922)

Derivative financial instruments, net	(8,388)	(3,598)
(i) See Note 7 (d) that describes the exposure to commodity prices and volume.
8.Inventories
(a)Inventories composition

	March 31, 2024	June 30, 2023

Goods for resale	1,985,211	1,885,941
(-) Allowance for inventory losses	(27,014)	(17,737)

Total	1,958,197	1,868,204

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Allowance for inventory losses

	March 31, 2024	March 31, 2023
Opening balance as of June	(17,737)	(10,186)
Increase in allowance	(4,149)	(5,168)
Allowance for inventory losses from acquisitions	(4,321)	—
Exchange rate translation adjustment	(807)	662

Ending balance	(27,014)	(14,692)
9.Taxes recoverable

	March 31, 2024	June 30, 2023

State VAT (“ICMS”) (i)	80,963	78,805
Brazilian federal contributions (ii)	306,602	239,815
Colombian federal contributions	41,312	21,284

Total	428,877	339,904

Current	67,105	57,001
Non-current	361,772	282,903
(i)Refers to the Brazilian value-added tax on sales and services, The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.
(ii)Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions, These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss; and
Income tax Benefits arising from ICMS deduction
During 2023/2024 the Group obtained the benefit of deducting the ICMS benefit explained in item (i) in the income tax calculation. This was applied for the current year tax calculation and for the prior years and generated an income tax credit recorded in the period ended March 31, 2024 in the amount of R$71,130 recorded under “Brazilian federal contributions”.
In accordance with Article 30 of Law No, 12,973/2014, the amount of ICMS benefits must be allocated to the fiscal incentive reserve category when there is sufficient

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
profit in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) when dividends are distributed or capital is refunded to the shareholders of the subsidiaries.
As of March 31, 2024, the amount of fiscal incentive reserve in the subsidiaries is R$367,720 and the balance of the fiscal benefit not yet allocated due to insufficient profits for this allocation stands at R$952,594. The Group has no intention to make our subsidiaries distribute the incentive amounts to the parent. In the event of dividend distribution taxation will apply, as per the provisions of tax laws.
10.Commodity forward contracts – Barter transactions
As of March 31, 2024, fair value of commodity forward contracts is as follows:

	March 31, 2024	June 30, 2023

Fair value of commodity forward contracts:
Assets
Purchase contracts	108,202	53,695
Sale contracts	32,664	61,166

Current	136,866	114,861
Non-current	4,000	—

Liabilities
Purchase contracts	(59,424)	(206,881)
Sale contracts	(69,374)	(186)

Current	(128,658)	(207,067)
Non-current	(140)	—
The changes in fair value recognized in the statements of profit or loss are in note 27.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2023	449,847	127.95	13.16	(0.30)	293.65
As of March 31, 2024	533,998	114.91	11.94	0.45	461.05
Corn
As of June 30, 2023	303,432	65.25	56.04	N/A	282.23
As of March 31, 2024	169,468	46.38	61.43	N/A	229.73

Selling Contracts
Soybean
As of June 30, 2023	145,915	145.71	13.16	0.01	-
As of March 31, 2024	422,209	110.36	11.92	0.15	417.96
Corn
As of June 30, 2023	255,499	48.36	56.04	N/A	284.59
As of March 31, 2024	96,668	39.26	61.42	N/A	234.88
(i)Market price published by Chicago Board of Trade which is a futures and options exchange in United States.
(ii)Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
11.Right-of-use assets and lease liabilities
(a)Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	120,052	141,915	73,236	335,203
Accumulated depreciation	(54,560)	(77,732)	(29,232)	(161,524)

Balance at June 30, 2023	65,492	64,183	44,004	173,679

Cost	151,189	183,551	89,174	423,914
Accumulated depreciation	(67,784)	(111,684)	(38,783)	(218,251)

Balance at March 31, 2024	83,405	71,867	50,391	205,663
Right-of-use assets amortization expense for the nine-month period ended March 31, 2024 was R$64,699 (R$38,160 for the nine-month period ended March 31, 2023)
(b)Lease liabilities

	March, 31 2024	June, 30 2023

Vehicles	87,674	68,420
Buildings	97,521	85,839
Machinery and equipment	32,514	30,160

Total	217,709	184,419

Current	96,394	85,865
Non-current	121,315	98,554
Total interest on lease liabilities for the nine-month period ended March 31, 2024 was R$14,750 (R$12,689 for the nine-month period ended March 31, 2023).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
12.Property, plant and equipment
(a)Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	40,851	142,561	75,134	15,610	10,015	284,171
Accumulated depreciation	(31,349)	(14,698)	(26,817)	(7,198)	(7,521)	(87,583)

Balance at June 30, 2023	9,502	127,863	48,317	8,412	2,494	196,588

Cost	42,613	167,659	89,652	17,810	11,404	329,138
Accumulated depreciation	(34,155)	(21,805)	(29,566)	(8,516)	(9,332)	(103,374)

Balance at March 31, 2024	8,458	145,854	60,086	9,294	2,072	225,764
Depreciation expense of property, plant and equipment for the nine-month period ended March 31, 2024 was R$14,985 (R$12,512 for the nine-month period ended March 31, 2023).
There were no indications of impairment of property and equipment as of and for the nine-month period ended March 31, 2024.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
13.Intangible assets
(a)Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2022	451,974	301,477	21,846	56,373	831,670

Additions	-	-	-	5,025	5,025
Business combinations (i)	98,890	50,600	1,207	—	150,698
Other (ii)	(3,201)	—	—	—	(3,201)
Translation adjustment	(998)	(666)	(48)	(10)	(1,722)
At June 30, 2023	546,665	351,412	23,005	61,388	982,470

Additions	-	-	-	24,039	24,039
Business combinations (i)	115,658	59,212	-	35	174,905
Other (iii)	34,388	(10,987)	-	-	23,401
Translation adjustment	2,543	556	813	-	3,912
At March 31, 2024	699,254	400,193	23,818	85,462	1,208,727

Amortization:
At June 30, 2022	-	89,502	6,929	10,918	107,349

Amortization for the period	-	50,263	8,983	8,682	67,928
At June 30, 2023	-	139,765	15,912	19,600	175,277

Amortization for the period	-	38,089	2,642	12,287	53,018
At March 31, 2024	-	177,854	18,554	31,887	228,295

At June 30, 2023	546,665	211,646	7,093	41,788	807,192

At March 31, 2024	699,254	222,339	5,264	53,575	980,432
(i) Balances arising from business combinations (Note 18).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(ii) Balance arising from the adjustment in the purchase price from acquisition of Agrozap, which occurred in the year ended June 30, 2022, The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.
(iii) Balance arising from the adjustment in the purchase price from acquisition of Casa Trevo Participações and Sollo Sul, which occurred in the year ended June 30, 2023. The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company. As a result, the values related to customer relationships were modified due to changes in projections.
Impairment of intangible assets
For the nine-month period ended March 31, 2024, there were no indications that the Group’s intangible assets might be impaired.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
14.Trade payables
(a)Trade payables

	March 31, 2024	June 30, 2023

Trade payables – Brazil	5,224,243	2,268,420
Trade payables – Colombia	337,814	309,828

Total	5,562,057	2,578,248

Current	5,554,838	2,575,701
Non-current	7,219	2,547
The average effective interest rate used to discount trade payables for the three and nine -month period ended March 31, 2024 was 1.58% per month (1.58% as of June 30, 2023).
(b)Guarantees

The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sale process. The amount of these guarantees as of March 31, 2024, was R$1,037,393 (R$920,870 as of June 30, 2023).
(c)Trades payable — Supplier finance
During the year ended June 30, 2023, the Group signed agreements with financial institutions to negotiate with suppliers to extend the payment terms and discounting of trade receivable from its suppliers, with interest rates ranging from 1 and 1.5 per month. When trade payable is included in this transaction, such amount is transferred from “Trade Payables” to “Trades payable — Supplier finance”. The Group did not sign supplier finance agreements for the period ended March 31, 2024.
During the nine-month period ended on March 31, 2024 the Group fully settled the supplier finance operation.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
15.Borrowings

	March 31, 2024	June 30, 2023

Borrowing in Colombia	121,083	71,562
Borrowings in Brazil	1,202,693	893,913

Total borrowings	1,323,776	965,475
The Group’s borrowings are contracted for the purpose of strengthening the working capital and have repayment terms scheduled in conjunction with the operating cycles of each harvest.
(a)Debt composition

	Average interest rate March 31,2024 (i)	March 31, 2024	Average interest rate June 30, 2023 (i)	June 30, 2023
Debt contracts in Brazil in:
R$, indexed to CDI (ii)	14.51%	687,823	16.62%	725,563
R$, with fixed interest	14.33%	104,391	8.76%	8,590
U.S. Dollars, with fixed interest	7.26%	410,479	4.03%	159,760
Debt contracts in Colombia in:
COP, indexed to IBR (iii)	12.72%	121,083	15.43%	69,862
COP, with fixed interest			15.72%	1,700

Total		1,323,776		965,475

Current		1,280,083		922,636
Non-current		43,693		42,839
(i)In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the years.
(ii)Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.
(iii)Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Movement in borrowings

At June 30, 2022	710,552

Proceeds from borrowings	1,142,492
Repayment of principal amount	(624,453)
Accrued interest	227,016
Exchange rate translation	25,756
Interest payment	(76,160)

At March 31, 2023	1,405,203

At June 30, 2023	965,475

Proceeds from borrowings	1,900,726
Repayment of principal amount	(1,618,396)
Accrued interest	175,599
Borrowings from acquired companies	61,793
Foreign exchange differences	2,915
Exchange rate translation	1,630
Interest payment	(165,966)

At March 31, 2024	1,323,776
(c)Schedule of maturity of non-current portion of borrowings
The installments are distributed by maturity year:

	March 31, 2024	June 30, 2023

2024		726
2025	8,185	15,452
2026	3,495	1,376
2027	22,854	25,285
2028	9,159

Total	43,693	42,839

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(d)Covenants
The Group has no financial covenants related to borrowings as of March 31, 2024.

16.Agribusiness Receivables Certificates

(a)Composition

	Maturity	Average interest rate 2023 (i)	March 31, 2024

Serie I	December 22, 2027	CDI + 3,00%	69,189
Serie II	December 22, 2027	14.20%	351,912
Transaction cost			(17,352)

Total			403,749

Current			1,101
Non-current			402,648

(b) Movement in Agribusiness Receivables Certificates

At June 30, 2023	—

Proceeds from borrowings	420,000
Transaction cost	(17,741)
Transaction cost amortization	389
Accrued interest	15,608
Interest payment	(14,507)

At March 31, 2024	403,749

(c) Covenants

This debt includes covenants related to level of indebtedness of the subsidiary Lavoro Agro Holding S.A (This entity encompasses our Brazil Cluster operations) requiring it to maintain a net debt to EBITDA ratio of not more than 2.5 x to be calculated as of June 30 of each year.

17.Payables for the acquisition of subsidiaries
The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Consideration paid during the period ended March 31, 2024, net of cash acquired, was R$207,045 which includes installment payments for acquisitions completed in previous years in the amount of R$143,419 (R$162,317 on June 30, 2023, which includes payments for acquisitions made in previous years in the amount of R$106,764). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
18.Acquisition of subsidiaries
(a)Acquisition in the nine-month period ended March 31, 2024.
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

Fair value as of the acquisition date
	Referência Agroinsumos (c)	CORAM (d)

Assets
Cash equivalents	8,135	15,352
Trade receivables	31,464	61,791
Inventories	43,680	47,481
Other assets	11,473	12,779
Property, plant and equipment	1,556	1,804
Intangible assets	30,494	15,003

	126,802	154,210

Liabilities
Trade payables	56,137	79,298
Borrowings	32,429	29,364
Advances from customers	40,757	1,263
Other liabilities	4,168	10,259

	133,491	120,184

Total identifiable net assets at fair value	(6,689)	34,026
Non-controlling interests	2,007	—
Goodwill arising on acquisition	106,794	15,847
Consideration transferred	102,112	49,873

Cash paid	67,112	20,000
Payable in installments	35,000	29,873

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Fair value of assets acquired.
The Group estimated the fair value of significant assets acquired using the following valuation methods:

Item	March 31, 2024	Nature	Valuation method
Customer relationship	45,462	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Total	45,462
There were no differences between accounting basis and tax basis on fair value adjustments, and therefore no deferred taxes were recorded.

(c)    Acquisition of Referência Agroinsumos
On February 28, 2023, the Group signed an agreement for the acquisition of Referência Agroinsumos Ltda, (“Referência Agroinsumos”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on July 31, 2023. The Group currently indirectly owns 65.52% Referência Agroinsumos through Distribuidora Pitangueiras de Produtos Agropecuários S.A. which directly owns a 70% interest at Referência Agroinsumos.
(d)    Acquisition of CORAM
On July 24, 2023, the Group signed an agreement for the acquisition of CORAM - Comércio e Representações Agrícolas Ltda., (“CORAM”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on November 30, 2023. The Group currently indirectly owns 72.17% CORAM through Qualiciclo Agrícola S.A. which directly owns a 100% interest at CORAM.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(e)    Pro forma information (unaudited)
The following tables discloses the Group’s revenues and profit or loss for the period assuming all acquisitions completed during the period were completed at the beginning of such year:

	March 31, 2024	March 31, 2023

Revenues	383,112	8,356,011
Profit (loss) for the period	(10,084)	(103,300)
(f)    Revenues and results from new subsidiaries
The revenues and profit or loss of the acquisitions from the acquisition date through the end of the fiscal year in which the acquisition was completed and included in the consolidated statement of profit or loss are as follows:
Acquisitions in the period ended March 31, 2024:

	Revenues	Profit (loss)	Period from
Referência Agroinsumos	256,567	28,078	July, 2023
CORAM	56,443	1,560	November, 2023

Total	313,010	29,638
Acquisitions in the period ended March 31, 2023:

	Revenues	Profit (loss)	Period from
Provecampo	23,913	2,869	August, 2022
Floema	185,777	14,564	August, 2022
Casa Trevo	110,705	(546)	September, 2022
Sollo Sul	108,738	(11,693)	December, 2022
Dissul	6,307	60	December, 2022

Total	435,440	5,254

(g)    Signed agreement for future acquisitions

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The Group signed an agreement on August 25, 2022, for the acquisition of an 82% interest in NS Agro S.A. (“NS Agro”), establishing the terms and other conditions for its acquisition. The precedent conditions for this transaction were not completed by August 31, 2023 and the parties subsequently canceled the agreement. As a result, the consideration which was transferred in advance for this acquisition amounting to R$14,924 was not recovered and was therefore transferred to other operating income during the nine-month period ended on March 31, 2024.
19. Accounting considerations related to the SPAC Transaction

On February 28, 2023, Lavoro and TPB Acquisition Corp, consummated a capital reorganization transaction (as described in note 1.b to the Group’s annual consolidated financial statements as of June 30, 2023). Warrants and forward purchase agreements were assumed in the SPAC Transaction (See Note 22 to the Group’s annual consolidated financial statements as of June 30, 2023).
Warrants

TPB Acquisition Corp, issued 10,083,606 public and private warrants to certain of its shareholders and its maturity is February 28, 2028. Such public and private warrants were assumed by Lavoro as a result of the SPAC Transaction. The outstanding warrants as of March 31, 2024, is 10,083,592 and aggregate fair value of the private and public warrants is 25,956, and the warrants are reported in the consolidated statement of financial position as warrant liabilities under non-current liabilities. For the nine-month period ended March 31, 2024, the Group recognized a gain of R$10,491 related to changes to the fair value of public warrants and private warrants. The fair value of the warrants was calculated based on the listed market price of such warrants.
Forward share purchase agreements

TPB Acquisition Corp, entered into certain Forward Share Purchase Agreements with certain shareholders of TPB Acquisition Corp., in which TPB Acquisition Corp. agreed to purchase, in the aggregate, up to 2,830,750 of TPB Acquisition Corp,’s Class A Ordinary Shares held by those equity holders, either after 24 months after closing of the SPAC Transaction or after meeting certain criteria as defined in the Forward Share Purchase Agreements. Such Forward Share Purchase Agreements were assumed by Lavoro, whereby Lavoro agreed to purchase the same number of Lavoro’s ordinary shares under the same conditions as defined in those Forward Share Purchase Agreements. Lavoro placed a designated balance of funds into an escrow account at the closing of the SPAC Transaction for the purpose acquiring such shares.

Lavoro’s Ordinary Shares subject to the Forward Share Purchase Agreement are considered financial liabilities and are recorded in the consolidated statement of financial position as Liability for FPA Shares in non-current liabilities at the amounts deposited in the escrow account. The designated balance of funds in the escrow account is reported in the consolidated statement of financial position as restricted

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
cash. The amount of Liability for FPA Shares and the restricted cash was R$150,339 as of March 31, 2024.
20. Income taxes
(a)Reconciliation of income taxes expense

	March 31, 2024	March 31, 2023
Profit (loss) before income taxes	(483,019)	(192,265)
Statutory rate (i)	34%	34%

Income taxes at statutory rate	164,226	66,324

Unrecognized deferred tax asset (ii)	(123,876)	(162,506)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	(45)	11,023
Deferred income taxes over goodwill tax recoverable	(5,139)	(5,044)
Tax benefit (iii)	71,130	163,963
Other	(6,034)	(3,543)

Income tax expense	100,262	70,217
Income tax and social contribution effective rate	-20.76%	35.84%

Current income taxes	23,642	(17,921)
Deferred income taxes	76,620	88,138
(i)The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia, The difference to reconcile the effective rate to the Colombian statutory rate (35%) is included in others.
(ii)For March 31, 2023, the Group did not recognize deferred tax assets from certain subsidiaries that is unlikely that will generate future taxable income in the foreseeable future. In addition to that, in the third quarter of 2024, the Group ceased to recognize deferred taxes assets for all subsidiaries based on the recoverability analysis performed. The amount of unrecognized credits of R$ 310,784 for March 31, 2024 (R$160,600 for March 31, 2023).
(iii)This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (See Note 9).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Deferred income taxes balances

	March 31, 2024	June 30, 2023

Deferred assets and liabilities:
Amortization of fair value adjustment	62,926	66,065
Tax losses	222,847	123,072
Allowance for expected credit losses	68,177	49,026
Adjustment to present value	7,476	14,222
Provision for management bonuses	12,654	22,182
Allowance for inventory losses	5,693	3,841
Financial effect on derivatives	2,182	(1,468)
Fair value of commodity forward contracts	(6,301)	31,343
Unrealized exchange gains or losses	(1,808)	(7,618)
Unrealized profit in Inventories	22,163	(11,121)
Amortized right-of-use assets	5,142	6,273
Deferred tax on goodwill	(11,366)	(2,067)
Other provisions	3,635	22,981

Deferred income tax assets, net	410,991	329,082
Deferred income tax liabilities, net	(17,571)	(12,351)

Deferred income tax assets, net	393,420	316,731

Deferred income tax and social contribution

At June 30, 2022	193,495

Recognized in the statement of profit or loss	128,362
Deferred tax from acquired companies	(5,126)

At June 30, 2023	316,731

Recognized in the statement of profit or loss	76,689

At March 31, 2024	393,420

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The aging analysis of net deferred income tax is as follow:

	March 31, 2024	June 30, 2023
Up to 1 year	170,573	185,123
Over 1 year	222,847	131,608

Total	393,420	316,731

21. Provisions for contingencies
Probable losses

The balance of probable losses from civil, tax, labor and environmental contingencies recognized by the Group is as follow:

	March 31, 2024	June 30, 2023

Civil	1,989	—
Tax	2,629	9
Labor	9,305	8,801
Environmental	117	35

Total	14,040	8,845
Possible losses
The Group is a party to various proceedings involving tax, environmental, labor and other matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Possible losses from contingencies amounted to R$144,900 and R$77,724 as of March 31, 2024 and June 30, 2023, respectively.
22. Advances from customers

Advances from customers arise from the “Cash sale” modality, in which rural producers advance payments to the Group at the beginning of a harvest, before the billing of agricultural inputs. These advances are settled in the short term.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(a)Movement in the period

	March 31, 2024	June 30, 2023

Opening balance	488,578	320,560

Revenue recognized that was included in the contract liability balance at the beginning of the period	(656,759)	(320,560)
Increase in advances	525,922	427,463
Advances from acquired companies	42,020	61,115

Ending balance	399,761	488,578
23. Related parties
Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, or (iii) Key management personnel.
(a)Breakdown of assets and liabilities:

	March 31, 2024	June 30, 2023

Assets
Trade receivables (i)	25,959	24,487

Total assets	25,959	24,487

Liabilities
Trade payables (i)	4,993	1,675
Advances from customers (i)	6,859	—
Payables for the acquisition of subsidiaries (ii)	83,085	100,287

Total liabilities	94,937	101,962
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries, Such transactions are carried at the same commercial terms as non-related parties customers.
(ii)Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 18.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Statement of profit or loss

	March 31, 2024	March 31, 2023

Revenue from sales of products (i)	27,902	28,699
Monitoring expenses (ii)	(15,079)	(16,699)
Interest on payables for the acquisition of subsidiaries	(3,833)	(2,938)
Other expenses	(2,471)	(205)

Total	6,519	8,857
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related party customers.
(ii)Expenses paid to the Parent in relation to management support services rendered by the investee Gestão e Transformação S.A. in connection with acquisition transactions.
(c)Key management personnel compensation

	March 31, 2024	March 31, 2023

Wages	13,524	10,433
Direct and indirect benefits	978	435
Variable compensation (bonuses)	16,737	23,677
Short-term benefits	31,239	34,545

Share-based payment benefits	13,454	6,927

Total	44,693	41,472
Key management personnel compensation includes payments to Group board of directors and the executive officers.
24. Equity

The fully subscribed an paid-in share capital as of March 31, 2024 is R$591, represented by 116,608,329 ordinary shares.
Ordinary Shares

Lavoro ordinary shares have a par value of US$0.001 and are entitled to one vote per share, excepted the 3,006,049 Founder Shares, that were detailed in Note 22 to the Group’s annual consolidated financial statements as of June 30, 2023.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Other capital reserves
Other capital reserves is comprised of a reserve set-up by the Group share-based payment (an equity-settled share-based compensation plan).
Share based payment
Share Options
On August 17, 2022, the Group approved the Lavoro Agro Holding S.A. Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the Lavoro Agro Limited share price at the time of the liquidity event, upon the satisfaction of certain conditions, as described below.
As of March 31, 2024, Lavoro has granted 42,102,065 share options as incentive compensation to Selected Employees, Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):
(i)the occurrence of a liquidity event satisfying a minimum internal rate of return specified in the Lavoro Share Plan; and
(ii)the price per share obtained under such liquidity event must be greater than or equal to one of the following amounts:
(a)a pre-established reference price multiplied by three; or
(b)an amount calculated in accordance with a pre-established formula, in each case specified under the Lavoro Share Plan.
Moreover, upon the satisfaction of the Market Conditions, such share options will vest according to the following schedule (the “Service Conditions”):
(i)one-third of the options vest on the third anniversary of the grant date;
(ii)one-third of the options vest on the fourth anniversary of the grant date; and
(iii)one-third of the options vest on the fifth anniversary of the grant date.
The Lavoro Share Plan has a term of five years: if the Market Conditions have not been satisfied within this year, all options granted under the Lavoro Share Plan will be extinguished, with no further payment or incentive obligation remaining due by Lavoro. The consummation of the SPAC Transaction (See Note 1 to the Group’s annual consolidated financial statements as of June 30, 2023)) did not satisfy the Market Conditions.
As of February 28, 2023, the shareholders of Lavoro approved the Lavoro Share Plan. As a result, Lavoro reserved for issuance the number of ordinary shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement, in an amount of 1,663,405 ordinary shares.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The exercise price of the share-based payment is equal to the options price agreed with the employee in the contracts, representing the amount of R$1 monetarily adjusted until the date on which the liquidity event occurs.
The fair value of share options granted is estimated at the date of grant considering the terms and conditions using the Black-Scholes model, taking into account the terms and conditions on which the share options were granted. The model also takes into account historical and expected dividends, and the share price volatility of Lavoro.
The expense recognized for employee services received during the period and the number of options granted is shown in the following tables:

Other capital reserves

At June 30, 2022	-

Share-based payments expense during the year	14,533

At June 30, 2023	14,533

Share-based payments expense during the period	910
Share-based payments reversal during the period	(1,356)

At March 31, 2024	14,087

Options granted

At June 30, 2022	-

Granted options	49,518,732
Canceled	(3,800,000)

At June 30, 2023	45,718,732

Canceled	(3,566,672)

At March 31, 2024	42,152,060
The weighted average fair value of the options granted was R$0.44 per option. The significant data included in the model were: weighted average share price of R$2.88 on the grant date, exercise price presented above, volatility of 33.88%, no dividend

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
yield, an expected option life of 3.37 years and a risk-free annual interest rate of 12.45%.
Lavoro Limited Restricted Stock Unit Plan (“RSU Plan”)

On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “Restricted Stock Unit Plan” or the “RSU Plan”) in which beneficiaries will be granted equity awards pursuant to the terms and conditions of the RSU Plan and any applicable award agreement. Each RSU, once all the conditions under the plan are met, shall entitle the participant to receive one share issued by Lavoro Limited at no cost.
The total number of shares that may be delivered to the participants within the scope of the plan shall not exceed five percent of shares representing the Group’s total share capital.

On August 16, 2023 and September 28, 2023, (the grant date) the board of directors of Lavoro (the “Board”) approved the RSU Plan, which provides for the grant of restricted stock units to participants identified by the Board.
The RSUs will vest according to the following schedule, except if otherwise established by the Board of Directors:
(i) one-third of the options vest on the third anniversary of the vesting date;
(ii) one-third of the options vest on the fourth anniversary of the vesting date; and
(iii) one-third of the options vest on the fifth anniversary of the vesting date.

In the event of termination/dismissal of the participant, all unvested RSUs shall be automatically extinguished with not compensation rights. participant, all RSUs whose vesting period has not elapsed on the date of such termination/dismissal shall be automatically extinguished without being entitled any right to compensation.

The fair value of shares granted was measured at the market price of Lavoro’s share at the grant date.

As of March 31, 2024, the number of RSU granted is shown in the following tables:

RSUs granted

At June 30, 2023	-

Granted options	1,597,076
Canceled	(57,274)

At March 31, 2024	1,539,802

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The weighted average fair value of the shares granted was R$27.14 per share.

The expense for employee services received during the period was R$13,900.
Earnings per share
Earnings (loss) per share is calculated by dividing the profit (loss) for the period attributable to equity holders of the parent by the weighted average number of common shares available during the fiscal year. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for purposes of calculating earnings per share in the period ended March 31, 2023.
The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the equity holders of the parent:

	Three-month period ended March 31,		Nine-month period ended March 31,
	2024	2023	2024	2023

Weighted average ordinary shares of Lavoro	113,602	113,602	113,602	113,602
Effects of dilution from:
Share-based payment (i)	2,109	1,606	2,150	1,606
Restricted stock unit plan (ii)	1,540	-	1,376	-
Number of ordinary shares adjusted for the effect of dilution	117,251	115,208	117,128	115,208

Loss for the period attributable to net investment of the parent/equity holders of the parent	(292,886)	(387,547)	(374,434)	(178,237)

Basic loss per share	(2.58)	(3.41)	(3.30)	(1.57)
Diluted loss per share	(2.58)	(3.41)	(3.30)	(1.57)
(i)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above
(ii)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro RSU Plan, as explained above.
The Group reported a loss for the three and nine -month period ended March 31, 2024, accordingly the ordinary shares related to the share-based payment and RSU Plan have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
All public and private warrants are out of the money as of March 31, 2024; therefore, the approximately 6,012,085 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted earnings (loss) per share. Similarly, the 3,060,662 Founder Shares, that were detailed in Note 22 to the Group’s annual consolidated financial statements as of June 30, 2023, were not considered in the calculation of the diluted earnings (loss) per share due to the Group’s market share price.
25. Revenue from contracts with customers
Below is revenue from contracts with customers disaggregated by product line and geographic location:

	Three-month period ended March 31,		Nine-month period ended March 31,
	2024	2023	2024	2023

Inputs Retails sales
Brazil	1,730,024	1,847,866	5,884,776	6,263,798
Colombia	214,304	239,633	721,832	840,149

Private Label products
Crop Care	135,860	147,245	582,212	474,848

Grains (i)
Brazil	429,821	280,471	660,072	393,495
Colombia	3,240	1,213	38,184	32,894

Services
Colombia	32,575	9,727	90,606	27,146

Total Revenues	2,545,824	2,526,155	7,977,682	8,032,330

Summarized by region
Brazil	2,295,704	2,275,582	7,127,060	7,132,141
Colombia	250,120	250,573	850,622	900,189
(i)As explained in Note 7 (iii), the Group receives grains from certain customers in exchange to the product sold. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Group obtains control of the grains. The Group estimates the fair value of the non-cash consideration by reference to its market price.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
26. Costs and expenses by nature
The breakdown of costs and expenses by nature is as follows:

	Three-month period ended March 31,		Nine-month period ended March 31,
	2024	2023	2024	2023

Cost of inventory (i)	2,215,725	2,114,075	6,762,623	6,459,093
Personnel expenses	168,185	178,519	442,718	477,004
Maintenance of the units	10,109	11,026	32,614	26,482
Consulting, legal and other services	26,365	34,226	86,699	84,460
Freight on sales	29,020	16,705	103,596	44,271
Commissions	17,436	15,840	70,871	43,771
Storage	4,202	2,387	14,981	5,404
Travel	7,885	7,725	25,278	24,543
Depreciation	5,276	4,272	14,985	12,512
Amortization of intangibles	17,707	17,244	53,018	52,921
Amortization of right-of-use assets	25,421	13,990	64,669	38,160
Taxes and fees	(3,202)	7,372	18,486	21,998
Short term rentals	(1,258)	9,878	7,468	24,187
Business events	(290)	1,889	5,597	6,819
Marketing and advertising	3,773	4,332	12,938	11,470
Insurance	(1,148)	1,309	5,615	5,683
Utilities	3,373	3,683	10,122	14,892
Allowance for expected credit losses	42,520	22,028	118,732	39,866
Losses and damage of inventories	(854)	4,958	4,149	11,061
Fuels and lubricants	8,572	8,003	24,325	21,860
Other administrative expenditures	18,347	(22,803)	46,029	19,374

Total	2,597,164	2,456,658	7,925,513	7,445,831

Classified as:
Cost of goods sold	2,247,938	2,152,758	6,875,929	6,533,610
Sales, general and administrative expenses	349,226	303,900	1,049,584	912,221
(i)Includes fair value on inventory sold from acquired companies, in the nine-month of R$729 and R$23,808 respectively for the periods ended March 31, 2024 and 2023.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
27. Finance income (costs)

	Three-month period ended March 31,		Nine-month period ended March 31,
	2024	2023	2024	2023

Finance income
Interest from cash equivalents	5,903	1,562	17,351	6,193
Interest arising from revenue contracts	114,337	90,231	275,607	229,681
Interest from tax benefit (see note 20)	—	1,047	17,735	11,437
Other	4,270	4,063	11,115	9,475

Total	124,510	96,903	321,808	256,786

Finance costs
Interest on borrowings	(49,208)	(77,040)	(175,599)	(204,845)
Interest on Agribusiness Receivables Certificates	(15,608)	—	(15,608)	—
Interest on acquisitions of subsidiary	(3,518)	(352)	(11,190)	(3,258)
Interest on FIAGRO	(2,107)	2,763	(18,064)	(22,171)
Interest on leases	(6,055)	(4,362)	(14,750)	(12,689)
Interest on trade payables	(194,349)	(156,755)	(517,806)	(435,931)
Other	(46,410)	(23,848)	(78,305)	(46,185)

Total	(317,255)	(259,594)	(831,322)	(725,079)

Other Finance Income (Cost)
Loss on fair value of commodity forward contracts	(49,345)	(7,712)	(69,126)	(12,686)
Gain on changes in fair value of derivative instruments	14,570	7,513	7,623	-
Foreign exchange differences on cash equivalents	383	(10,620)	8,629	(10,620)
Foreign exchange differences on trade receivables and trade payables, net	(16,179)	4,398	(5,011)	(3,307)
Foreign exchange differences on borrowings	(13,543)	8,862	(2,941)	8,862
Gain on changes in fair value of warrants	10,658	7,744	10,491	7,744

Total	(53,456)	10,185	(50,335)	(10,007)

Finance costs, net	(246,201)	(152,506)	(559,849)	(478,300)

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
28. Other operating (income) expenses, net

	Three-month period ended March 31,		Nine-month period ended March 31,
	2024	2023	2024	2023

Listing expenses	—	(319,554)	—	(319,554)
Sales of fixed assets	—	(303)	3,163	1,289
Other operating income	1,993	(12,377)	20,742	17,740

Total	1,993	(332,234)	23,905	(300,525)

29. Non-cash transactions

The Group engages in non-cash transactions which are not reflected in the statement of cash flows.

Additionally, the Group reported non-cash additions to right-of-use assets and lease liabilities of R$94,187 in the nine-month period ended March 31, 2024 (R$65,213 in the nine-period ended March 31, 2023).
30. Subsequent events
•New financing transactions

Following March 31, 2024, and up to the date of this interim consolidated financial statements, several of our Brazilian subsidiaries have executed multiple financing agreements, with principal sum of R$48,8 million, with interest rating from CDI Rate plus 3.5% to 18.4% and maturities ranging from September 2024 to June 2025.
•Law 14.789/2023 – Tax benefits suspension

The federal government suspended the income tax benefit arising from ICMS deduction, with effects starting in 2024. Consequently, in 2024, the Group will no longer be able to benefit from the income tax explained in Note 9.

•Floods in the Brazilian state of Rio Grande do Sul (RS)

During the preparation of the Financial Statements, the Group monitored the impacts of the climatic catastrophe resulting from severe floods in the Brazilian state of Rio Grande do Sul, which began in May 2024.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The physical structures of the companies located in the state have not been affected, with stores, warehouses, and products remaining intact so far. In particular, the production plant of adjuvants of Cromo Química in the city of Estrela (RS) has not suffered damage to infrastructure or inventory but stayed non-operational for a period due to lack of power and access to the plant. The operation has already been reestablished.

The future scenario is uncertain for upcoming plantings and harvests, with forecasts of negative impacts on future sales in various agricultural sectors, particularly regarding wheat planting. Significant loss of soybean volume yet to be harvested is forecasted, along with impacts on corn planting, and an estimate of rice productivity loss.